Exhibit 99.2

YANDEX RESTRUCTURES SELF-DRIVING BUSINESS

Yandex will increase its stake in the new company (Yandex SDG) to 73% and invest an additional $150 million in its future development

Moscow and Amsterdam — September 4, 2020 — Yandex N.V. (NASDAQ and MOEX: YNDX) and Uber today entered into agreements to spin off the self-driving vehicles business, Yandex Self Driving Group B.V. (“Yandex SDG”) from their ride-hailing and foodtech joint venture, MLU B.V.. Following these transactions, Yandex SDG will be directly owned by Yandex and Uber. Yandex will continue to consolidate the results of Yandex SDG and will be reporting Yandex SDG results in the “Other Bets and Experiments” segment of Yandex N.V.

Simultaneously with the spin off transaction, Yandex will invest $150 million into Yandex SDG, $100 million of which will be in the form of equity and the remaining $50 million in the form of a convertible loan. Yandex will also purchase a portion of Uber’s stake in Yandex SDG.  As a result of the transactions, Yandex will own 73% of Yandex SDG, while Uber will own 19%. The remaining 8% will be reserved for Yandex SDG management and employees.

“We are excited to increase our stake in this strategically important part of our business,” said Arkady Volozh, Chief Executive Officer of Yandex. “In just a short period of time, we have achieved breakthrough results in autonomous driving. We firmly believe in the future of autonomous mobility as a safe and cost-effective form of transportation with a vast addressable market. The additional capital that we are investing in SDG will allow it to continue to pursue the R&D and productization of autonomous mobility.”

Yandex has been developing its proprietary self-driving technology since 2017. As of today, Yandex’s autonomous vehicle fleet has 130 cars, which have driven over four million autonomous miles on public roads in various weather and road conditions in three countries - Russia, Israel and the United States. The maturity of the technology as well as the accumulated real-world mileage makes Yandex one of the leading developers of self-driving technology globally.

Since late 2019, the company also has been developing its own delivery robot, Yandex.Rover, aimed at the autonomous delivery of small and medium-sized packages. The robot could help to automate last-mile delivery of goods within our ecosystem and beyond, as well as to offer a sustainable way to deliver food and goods.

Yandex’s cumulative investment in SDG to date has been approximately $65 million, including around $20 million in the first half of 2020.

Recently, Yandex launched Yandex.Rover commercial operations in the Russian tech hub of Skolkovo. Yandex SDG is also planning to launch its autonomous mobility services in Ann Arbor, Michigan (USA) and Tel Aviv, Israel in the near term.

“We’ve been developing technology that can be applied to various types of vehicles and that is suitable for different road, traffic and weather conditions around the world,” said Dmitry Polishchuk, CEO of Yandex SDG. “There is still a lot to be done to apply this technology to ride-hailing, food delivery, ecommerce, and many more adjacent categories in the longer-term. The creation of a new company, with significant support from Yandex, positions us well for the further acceleration of our development and to achieve our goal of creating a safe and efficient transportation ecosystem.”

The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2020.

For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office:

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company